ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 20, 2006

06011412

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2006 MAR -7 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
20 February 2006 (ASX Announcement & Media Release – Activity Update)

dlw 3/7

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 February 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE REPORT

- **Production casing has been run in the Eagle North-1 well, Kings County, California in preparation for well testing.**
- **Parker Barge Rig 21B has arrived at Lake Long, Lafourche Parish, South Louisiana, in preparation for drilling the SL328 #8 well.**

Eagle Project, Kings County, California (FAR 15%)
Production casing run – preparing for well testing.

Victoria Petroleum NL as operator for the Eagle North-1 well drilling in the Eagle Oil Pool Development Project in the San Joaquin Basin has advised 7 inch production casing has been run and cemented to 4,217 metres.

Preparations are now in progress to enable flow testing of the interpreted Gatchell sand oil pay. Further detailed analysis of the wire line logs indicate oil saturation in the target Gatchell sands over the 21 metre interval from 4,143 metres to 4,164 metres with interpreted net oil pay of up to 13.4 metres.

The target Gatchell displays wire line log character similar to that seen for the Gatchell sand zones that produced oil in 1986 in the Mary Bellocchi-1 well 366 metres to the south east.

Wireline log interpretation also indicates that the top of the Gatchell sand drilled in Eagle North-1 is at the same level as seen in Mary Bellocchi-1, thus providing further support for the interpreted presence of a commercial Eagle Oil Pool in a potential stratigraphic trap.

Present plans call for the Gatchel Sandstone to be production tested for five days and then horizontally drilled for a distance of approximately 1,000 feet (300 metres) and completed for oil production.

The participants in the Eagle Oil Pool Development Project and Eagle North-1 through their respective US wholly owned subsidiaries are:

First Australian Resources Ltd	**15%**
Victoria Petroleum NL (Operator)	20%
Empyrean Energy PLC	38.5%
Lakes Oil NL	15%
Sun Resources NL	10%
Private Interests	1.5%

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Lake Long Project, Lafourche Parish, South Louisiana
Barge Rig on location.

The operator has advised that Parker Barge Rig #21B has been towed via the Intracoastal Canal to the Lake Long Field in preparation for the drilling of the SL328 #8 well in which FAR has a 1.375% working interest.



The SL328 #8 will be drilled as a deviated well targeting multiple objective sands prospective for oil and gas between 9,900 and 10,700 feet. These normally pressured objectives are supported by a combination of subsurface well control and 3D seismic and are productive elsewhere in the Field.

The SL328 #8 well is considered low risk with economic modelling suggesting a pay back in less than 6 months. The well is distinct from a further planned deep Hollywood test well scheduled for later in 2006.

All working interests at Lake Long are subject to State and other minor royalties. The only other participant in the well is the operator, Kriti Exploration Inc, of Houston Texas.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au